Exhibit 99.2

Hydrogenics Corporation

Second Quarter 2009 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Basis of Presentation

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers our interim consolidated financial statements for the three and six months ended June 30, 2009 and updates our MD&A for fiscal 2008. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for fiscal 2008. The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information. This MD&A is dated August 14, 2009 and all amounts herein are denominated in US dollars, unless otherwise stated.

Additional information about Hydrogenics, including our 2008 Annual Information Form and our Annual Report on Form 20-F, as ammended for the year ended December 31, 2008, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the US Securities and Exchange Commission (“SEC”) website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the Forward-looking Statements cautionary notice on page 19 of this MD&A.

In this MD&A, “Hydrogenics,” the “Corporation,” or the words “our,”  “us” or “we” refer to Hydrogenics Corporation.

For additional information, please refer to www.hydrogenics.com/investor.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed take-over bid by Hydrogenics Corporation (“Hydrogenics”) to the security holders of Algonquin Power Income Fund (“Algonquin Power”). In connection with the proposed transaction, Hydrogenics has filed a registration statement on Form F-4, containing a take-over bid circular/prospectus, with the U.S. Securities and Exchange Commission (“SEC”), which has not yet become effective. Each of Algonquin Power and Hydrogenics will be filing other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE TAKEOVER BID CIRCULAR/PROSPECTUS, REGARDING THE PROPOSED TRANSACTION AND ANY OTHER FILED DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final take-over bid circular/prospectus will be mailed to Algonquin Power’s security holders. Investors and security holders will be able to obtain the registration statement containing the take-over bid circular/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov, or from the office of Hydrogenics’ Chief Financial Officer at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8 (905) 361-3600.

Management’s Discussion and Analysis – Contents

Section		Page
1	Operating Results A discussion of our operating results for the three and six months ended June 30, 2009.	3

2	Financial Condition A discussion of the significant changes in our Consolidated Balance Sheets.	9

3	Summary of Quarterly Results A summary view of our quarterly financial performance.	9

4	Liquidity and Capital Resources A discussion of cash flow, liquidity, credit facilities and other disclosures.	10

5	Critical Accounting Policies and Estimates A description of our accounting estimates that are critical to determining our financial results, and changes to accounting policies.	13

6	Recent Accounting Pronouncements A discussion of Canadian generally accepted accounting principle developments that have, will or might affect the Corporation.	13

7	Outlook The outlook for our business.	15

8	Internal Control over Financial Reporting A statement of responsibilities regarding internal control over financial reporting.	17

9	Reconciliation and Definition of Non-GAAP Measures A description, calculation and reconciliation of certain measures used by management.	17

10	Risk Factors and Forward-looking Statements Risk factors and caution regarding forward-looking statements.	19

1   Operating Results

A discussion of our operating results for the three and six months ended June 30, 2009.

Hydrogenics Corporation

Summary Financial Analysis

(in thousands of US dollars, except for per share amounts)

	Three months ended June 30			Six months ended June 30
	2009	2008	% Increase (Decrease)	2009	2008	% Increase (Decrease)
Consolidated Statements of Operations

OnSite Generation	3,849	6,597	(42)%	7,633	13,910	(45)%
Power Systems	1,691	2,089	(19)%	3,443	3,102	11%
	5,540	8,686	(36)%	11,076	17,012	(35)%
Test Systems	—	104	(100)%	—	2,489	(100)%

Revenues	5,540	8,790	(37)%	11,076	19,501	(43)%

Gross Margin	857	1,973	(57)%	2,488	3,838	(35)%
% of Revenues	16%	22%		22%	20%

Selling, General and Administrative expenses	4,681	5,311	(12)%	8,389	9,372	(10)%

Research and Product Development expenses	1,686	1,728	(2)%	3,368	3,440	(2)%

Net Loss	(6,010)	(4,319)	(39)%	(10,007)	(8,641)	(16)%
Net Loss per Share	$(0.07)	$(0.05)	(40)%	$(0.11)	$(0.09)	(22)%

Consolidated Statements of Cash Flows
Cash provided by (used in) operating activities	(3,719)	(3,201)	(16)%	(10,748)	(105)	(10,136)%

Other Measures
Cash Operating Costs(1)	6,247	6,864	(9)%	11,547	12,401	(7)%

EBITDA(1)	(5,510)	(5,066)	(9)%	(9,269)	(8,974)	(3)%

(1) Cash Operating Costs and EBITDA are Non-GAAP measures. Please refer to Section 9 of this MD&A.

Highlights for the three months ended June 30, 2009 compared to the three months ended June 30, 2008

•                  Revenues, exclusive of our Test Systems business unit, decreased $3.1 million or 36%, reflecting lower revenues in both our OnSite Generation and Power Systems business units due to timing of project execution and lower order intake, which we believe are the result of prevailing conditions in credit markets and the current global economy.

•                  Cash operating costs were $6.2 million, a 9% decrease from $6.9 million in the second quarter of 2008.  Cash operating costs for the second quarter of 2009 include: (i) $1.2 million of transaction related expenses associated with our proposed transaction with the trustees of Algonquin Power Income Fund, which is anticipated to generate approximately C$10.8 million of gross proceeds; (ii) $0.2 million of deferred compensation costs indexed to our share price; and (iii) $0.2 million of costs attributable to our Test Systems business unit.

•                  EBITDA loss was $5.5 million for the second quarter of 2009, an increase of $0.4 million or 9% compared to the second quarter of 2008. This increase is attributable to $0.8 million of cost savings related to our ongoing business streamlining initiatives offset by $1.2 million of transaction related expenses associated with our proposed transaction with the trustees of Algonquin Power Income Fund.

•                  Net loss was $6.0 million, a 39% increase from $4.3 million in the second quarter of 2008.

•                  Cash and cash equivalents, restricted cash and short-term investments were $11.9 million as at June 30, 2009, a $3.8 million sequential quarterly decrease from the first quarter of 2009 reflecting: (i) a $5.5 million loss, excluding non-cash items; (ii); $0.1 million of capital expenditures; and (iii) $0.1 million of other items partially offset by $1.9 million of non-cash working capital.

Highlights for the six months ended June 30, 2009 compared to the six months ended June 30, 2008

•                  Revenues, exclusive of our Test Systems business unit, decreased $5.9 million or 35%, reflecting lower revenues in both our OnSite Generation and Power Systems business units as noted above.

•                  Cash operating costs were $11.5 million, a 7% decrease from $12.4 million in the six months ended June 30, 2008.  Cash operating costs for the six months ended June 30, 2009 include: (i) $1.2 million of transaction related expenses associated with our proposed transaction with the trustees of Algonquin Power Income Fund; (ii) $0.6 million of costs associated with business streamlining initiatives; (iii) $0.3 million of deferred compensation costs indexed to our share price and; (iv) $0.2 million of costs attributable to our Test Systems business unit.

•                  EBITDA loss was $9.3 million for the six months ended June 30, 2009, an increase of $0.3 million or 7% compared to the six months ended June 30, 2008.  This increase is attributable to the factors noted above partially offset by cost savings related to our ongoing business streamlining initiatives.

•                  Net loss was $10.0 million, a 16% increase from $8.6 million in the six months ended June 30, 2008.

Business Segment Review

We report our results in three business segments: OnSite Generation; Power Systems and Test Systems. Where applicable, corporate and other activities are reported separately as Corporate & Other. These segments are differentiated by the products developed. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

OnSite Generation

Summary Financial Analysis

(in thousands of US dollars)

	Three months ended June 30			Six months ended June 30
	2009	2008	% Increase (Decrease)	2009	2008	% Increase (Decrease)

Revenues	3,849	6,597	(42)%	7,633	13,910	(45)%
Gross Margin	653	1,851	(65)%	1,936	3,099	(38)%
% of Revenues	17%	28%		25%	22%

Selling, General and Administrative Expenses	759	1,240	(39)%	1,453	2,105	(31)%
Research and Product Development Expenses	372	308	21%	903	602	50%
Segment Income (Loss)	(478)	304	(257)%	(420)	393	(207)%

Revenues for the three months ended June 30, 2009 were $3.8 million, a decrease of $2.7 million or 42% compared to the comparable period of 2008.  Revenues for the six months ended June 30, 2009 were $7.6 million, a decrease of $6.3 million or 45% compared to the comparable period of 2008.  These decreases are due to; (i)variations in the timing of project deliveries; (ii) an increase in the value of the US dollar relative to the euro; and (iii)  lower order intake. We believe the lower than planned order intake is the result of prevailing conditions in credit markets and the current global economy.  Revenues consisted of the sale of electrolyzer products to customers in industrial gas markets. As at June 30, 2009, we had $10.3 million of confirmed orders (June 30, 2008 - $20.6 million), the substantial majority of which are anticipated to be delivered and recognized as revenue in 2009.

Gross Margin for the three and six months ended June 30, 2009 was $0.7 million (17% of revenues), and $1.9 million (25% of revenues) compared to $1.9 million (28% of revenues) and $3.1 million (22% of revenues) in the comparable periods of 2008.  The decrease in gross margin in the second quarter of 2009 reflects higher than planned costs incurred on one large project combined with lower cost synergies and overhead absorption resulting from lower revenue.   The increase in gross margin for the six months ended June 30, 2009 reflects operational improvements resulting in cost reductions.

Selling, General and Administrative Expenses for the three and six months ended June 30, 2009 were $0.8 million and $1.5 million respectively, reflecting decreases 39% and 31% over the comparable periods in 2008. These decreases are the result of streamlining and cost reduction initiatives, which were partially offset by an increase in the value of the US dollar relative to the euro.

Research and Product Development Expenses for the three and six months ended June 30, 2009 were $0.4 million and $0.9 million, respectively, reflecting increases of 21% and 50% over the comparable periods in 2008.  These increases are the result of increased material consumption for experimentation and prototyping trials to support our renewable energy product development efforts.

Segment Income (Loss) for the three and six months ended June 30, 2009  was $0.5 million and $0.4 million, respectively compared to segment income of $0.3 million and $0.4 million for the three and six months ended June 30, 2008.  These decreases are primarily the result of lower revenues, as well as increased research and product development expenses, partially offset by operational improvements and operating cost reductions.

Power Systems

Summary Financial Analysis

(in thousands of US dollars)

	Three months ended June 30			Six months ended June 30
			% Increase			% Increase
	2009	2008	(Decrease)	2009	2008	(Decrease)
Revenues	1,691	2,089	(19)%	3,443	3,102	11%
Gross Margin	186	91	104%	402	215	86%
% of Revenues	11%	4%		12%	7%

Selling, General and Administrative Expenses	948	1,208	(22)%	2,485	2,340	6%
Research and Product Development Expenses	1,264	1,422	(11)%	2,387	2,758	(12)%
Segment Loss	(2,025)	(2,480)	18%	(4,470)	(4,824)	7%

Revenues for the three months ended June 30, 2009 were $1.7 million, a decrease of $0.4 million or 19% compared to the comparable period of 2008.  Revenues for the six months ended June 30, 2009 were $3.4 million, an increase of $0.3 million or 11% compared to the comparable period of 2008.  These changes are primarily the result of timing of project deliveries. As at June 30, 2009, we had $5.0 million of confirmed orders, approximately one-third of which are anticipated to be delivered and recognized as revenue in 2009.

Gross Margin for the three and six months ended June 30, 2009 was $0.2 million (11% of revenues), and $0.4 million (12% of revenues) compared to $0.1 million (4% of revenues) and $0.2 million (7% of revenues) in the comparable periods of 2008.  These increases in gross margin in 2009 are primarily the result of product mix and product cost reductions.

Selling, General and Administrative Expenses for the three and six months ended June 30, 2009 were $0.9 million and $2.5 million, respectively, reflecting a decrease of 22% for the three months ended June 30, 2009 and a 6% increase for the six months ended June 30, 2009 over the comparable periods in 2008. The decrease in the three months ended June 30, 2009 is the result of business streamlining and cost reduction initiatives.  The increase in the six months ended June 30, 2009 reflects $0.6 million of costs incurred associated with business streamlining iniatives during the first quarter of 2009, partially offset by the resulting decreased costs of these business streamlining iniatives.

Research and Product Development Expenses for the three and six months ended June 30, 2009 were $1.3 million and $2.4 million, respectively, reflecting decreases of 11% and 12%, over the comparable periods in 2008.  These decreases are the result of business streamlining and cost saving iniatives.

Segment Loss for the three and six months ended June 30, 2009 first was $2.0 million and $4.5 million respectively, reflecting decreases of 18% and 7% over the comparable periods in 2008.  These decreases are primarily the result of increased gross margin and cost reductions.

Test Systems

Summary Financial Analysis

(in thousands of US dollars)

	Three months ended June 30			Six months ended June 30
			% Increase			% Increase
	2009	2008	(Decrease)	2009	2008	(Decrease)
Revenues	—	104	(100)%	—	2,489	(100)%
Gross Margin	18	83	(78)%	150	739	(80)%
% of Revenues	—	80%		—	30%

Selling, General and Administrative Expenses	165	370	(55)%	374	764	(51)%
Research and Product Development Expenses	—	19	(100)%	—	51	(100)%
Segment Loss	(147)	(358)	(59)%	(224)	(292)	(23)%

Revenues for the three and six months ended June 30, 2009 were $nil and $nil compared to $0.1 and $2.5 million, respectively in the comparable periods of 2008. These decreases are the result of our decision in 2007 to windup our test equipment business.  Test Systems revenues for 2008 relate to the delivery of orders received prior to our decision to windup this business. As at June 30, 2009, we had no orders for Test Systems products and services remaining to be delivered.

Gross Margin for the three and six months ended June 30, 2009 was $nil and $0.2 million respectively and reflects the reversal of warranty accruals. Gross margin for the three and six months ended June 30, 2008 was $0.1 million (80% of revenues) and $0.7 million (30% of revenues), respectively.

Selling, General and Administrative Expenses for the three and six months ended June 30, 2009 were $0.2 million and $0.4 million, decreases of 55% and 51%, respectively, from the comparable periods in 2008. These reductions reflect our decision to downsize and subsequently to wind up our test equipment business.

Research and Product Development Expenses for both the three and six month periods ended June 30, 2009 and June 30, 2008 were less than $0.1 million.

Segment Loss for the three and six months ended June 30, 2009 was $0.1 million and $0.2 million, respectively. Segment Loss for the three and six months ended June 30, 2008 was $0.4 million and $0.3 million, respectively.

Corporate and Other

Summary Financial Analysis

(in thousands of US dollars)

	Three months ended June 30			Six months ended June 30
	2009	2008	% Increase (Decrease)	2009	2008	% Increase (Decrease)
Selling, General and Administrative Expenses	2,687	2,317	16%	3,865	3,753	3%
Research and Product Development Expenses	53	37	43%	79	85	(7)%
Segment Loss	(3,359)	(1,785)	(88)%	(4,893)	(3,918)	(25)%

Selling, General and Administrative Expenses for the three months ended June 30,  2009 were $2.7 million, an increase of 16% over the comparable period of 2008.  This increase is the result of: (i) $1.2 million transaction related expenses associated with our proposed transaction with the trustees of Algonquin Power Income Fund, partially offset by; (ii) decreased costs as a result of business streamlining iniatives; and (iii) a $0.7 million decrease in deferred compensation costs indexed to our share price.

Selling, general and administrative expenses for the six months ended June 30, 2009 were $3.9 million, an increase of 3% over the comparable period of 2008. This increase is the result of: (i) $1.2 million of transaction related expenses noted above; (ii) $0.6 million of costs associated with business streamlining initiatives; partially offset by (iii) decreased costs as a result of business streamlining iniatives; offset by (iii) a $0.6 million decrease in deferred compensation costs indexed to our share price.

Research and Product Development Expenses for the three and six months ended June 30, 2009 and 2008 were less than $0.1 million and reflect the payment of intellectual property fees.

Segment Loss for the three and six months ended June 30, 2009 were $3.4 million and $4.9 million and, increases of $1.6 million (88%) and $1.0 million (25%) from the comparable periods of 2008 reflecting higher selling, general and administrative expenses noted above, combined with a $1.4 million decrease in other income resulting from lower interest income and foreign exchange losses.

2   Financial Condition

A discussion of the significant changes in our Consolidated Balance Sheets.

	June 30	December 31	Change
(in thousands of US dollars)	2009	2008	$	%	Commentary
Cash, cash equivalents, restricted cash and short-term investments	11,918	22,731	(10,813)	(48)%	Please refer to Section 4 - Liquidity and Capital Resources.

Accounts receivable	3,424	3,974	(550)	(14)%	Decrease in revenues in the second quarter of 2009 compared to the fourth quarter of 2008.

Inventory	9,485	10,101	(616)	(6)%	Decreased raw materials and work-in- progress as a result of lower order intake partially offset by increased finished goods reflecting projects scheduled for delivery in upcoming quarters.

Accounts payable and accrued liabilities	15,890	17,298	(1,408)	(8)%	Decreased inventory levels.

Unearned revenue	3,123	4,785	(1,662)	(35)%	Fewer orders received prior to June 30, 2009 compared to December 31, 2008.

3   Summary of Quarterly Results

A summary view of our quarterly financial performance.

The following table highlights selected financial information for the eight consecutive quarters ending June 30, 2009.

	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3
Revenues	$5,540	$5,536	$8,855	$10,984	$8,790	$10,711	$11,051	$10,624

Gross Margin	857	1,631	2,568	1,488	1,973	1,865	1,430	1,080

% of Revenues	16%	30%	29%	14%	22%	17%	13%	10%

EBITDA	(5,510)	(3,759)	(2,004)	(3,446)	(5,066)	(3,908)	(9,585)	(7,171)

Net Loss	(6,010)	(3,997)	(1,950)	(3,728)	(4,319)	(4,322)	(9,497)	(6,478)

Net Loss Per Share (Basic and Fully Diluted)	(0.07)	(0.04)	(0.02)	(0.04)	(0.05)	(0.05)	(0.10)	(0.07)

Weighted Average Common Shares Outstanding	92,407,095	92,405,666	92,405,666	92,378,737	91,765,686	91,765,689	91,765,691	91,765,691

4  Liquidity and Capital Resources

A discussion of cash flow, liquidity, credit facilities, and other disclosures.

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Cash Used in Operating Activities

(in thousands of US dollars)

	Three months ended June 30			Six months ended June 30
	2009	2008	% Increase (Decrease)	2009	2008	% Increase (Decrease)
Net Loss	(6,010)	(4,319)	(39)%	(10,007)	(8,641)	(16)%
Change in non-cash working capital items	1,940	163	1090%	(1,725)	7,163	(124)%
Other items not affecting cash	351	955	(63)%	984	1,373	(28)%
Cash used in operating activities	(3,719)	(3,201)	(16)%	(10,748)	(105)	(10,136)%

Changes in cash used in operating activities in the three months ended June 30, 2009 compared to the three months ended June 30, 2008 are discussed below.

•                  Net Loss increased $1.7 million or 39% as more particularly described in Section 1 - Operating Results of this MD&A.

•                  Other items not affecting cash decreased $0.6 million or 63%.

•                  Changes in non-cash working capital increased $1.8 million as more particularly described in Section 2 - Financial Condition of this MD&A.

Changes in cash provided by (used in) operating activities in the six months ended June 30, 2009 quarter compared to the six months ended June 30, 2008 are discussed below.

•                  Net Loss increased $1.4 million or 16% as more particularly described in Section 1 - Operating Results of this MD&A.

•                  Other items not affecting cash decreased $0.4 million or 28%.

•                  Changes in non-cash working capital decreased $8.8 million as a result of a $1.7 million increase in non-cash working capital as more particularly described in our Section 2 - Financial Condition of this MD&A as well as the reversal of a $7.0 million decrease in non-cash working capital in the three months ended March 31, 2008 which was impacted by a significant customer deposit.

We anticipate consuming between $15.0 million and $18.0 million of cash and cash equivalents in 2009; exclusive of any transaction costs assosciated with our proposed transaction with the trustees of Algonquin Power Income Fund; over the full year in 2009 to fund our operations, non-cash working capital requirements and capital expenditures based on our actual results for the six months ended June 30, 2009 and our outlook for the six months ending December 31, 2009.

We received the final order for the Plan of Arrangement in connection with our agreement with the trustees of Algonquin Power Income Fund on July 29, 2009 and anticipate completing our non-dilutive financing in October 2009 and generating C$10.8 million of gross proceeds.

Cash Provided by (used in) Investing Activities

(in thousands of US dollars)

	Three months ended June 30			Six months ended June 30
	2009	2008	Increase (Decrease)	2009	2008	Increase (Decrease)
Cash provided by (used in) investing activities	(264)	62	(326)	(504)	8,713	(9,217)

Cash used in investing activities was $0.3 million in the second quarter of 2009, an increase of $0.3 million over the comparable period of 2008. The $0.3 million of cash used in investing activities during the second quarter of 2009 reflects a $0.2 million increase in restricted cash being held as partial security for standby letters of credit and letters of guarantee and $0.1 million of capital expenditures.  The $0.1 million of cash provided by investing activities during the second quarter of 2008 primarily reflects a $0.1 million decrease in restricted cash being held as partial security for standby letters of credit and letters of guarantee.

Cash used in investing activities was $0.5 million in the six months ended June 30, 2009, an increase of $9.2 million or 106% over the comparable period of 2008. The $0.5 million of cash used in investing activities during the six months ended June 30, 2009 reflects a $0.3 million increase in restricted cash being held as partial security for standby letters of credit and letters of guarantee and $0.1 million of capital expenditures.  The $8.7 million of cash provided by investing activities during the six months ended June 30, 2008 reflects a $15.0 million reduction in short-term investments to fund our operating requirements, partially offset by: (i) a $6.0 million increase in restricted cash being held as partial security for standby letters of credit and letters of guarantee; and (ii) $0.3 million of capital expenditures.

Cash Provided by (Used in) Financing Activities

(in thousands of US dollars)

	Three months ended June 30			Six months ended June 30
	2009	2008	% Increase (Decrease)	2009	2008	% Increase (Decrease)
Cash provided by (used in) financing activities	—	(125)	100%	79	(305)	126%

Cash provided by financing activities was $nil and $0.1 million in the three and six months ended June 30, 2009, reflecting increases of $0.1 million and $0.4 million, respectively, over the comparable periods of 2008.

Credit Facilities

We routinely utilize credit facilities at various financial institutions to better manage our short-term cash requirements and to support letters of guarantee provided to customers. As at June 30, 2009, we had $3.8 million of credit available to use compared to $11.5 million as at December 31, 2008, the result of a revised credit agreement with the a Canadian chartered bank. As at June 30, 2009 and December 31, 2008, we had no indebtedness on this credit facility.

In April 2009, we terminated our existing credit facility and established a new Canadian $2.0 million credit facility with the same Canadian chartered bank (the “2009 Credit Facility”).  Pursuant to the 2009 Credit Facility, we may borrow up to Canadian $1.0 million for general borrowing purposes and up to Canadian $1.0 million for letters of credit and guarantee, subject to an equal amount of cash being provided as security to support any letters of credit and guarantee issued. The 2009 Credit Facility bears interest at the Canadian chartered bank’s prime rate plus 3% and is conditional upon the Corporation maintaining a minimum cash balance of C $8.0 million and a current asset to current liability ratio of 1.25:1.00.

Our other operating facilities are denominated in euros and bear interest based on EURIBOR.  At June 30, 2009 we had $1.5 million of restricted cash as collateral under the terms of our credit agreements. We had $1.9 million of letters of credit and letters of guarantee outstanding as at June 30, 2009 ($2.3 million as at December 31, 2008) with expiry dates extending to October 2011.  We are in compliance with our debt covenants.

Contingent Off-balance Sheet Arrangements

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

As a result of the Government of Canada’s commitment to developing domestic alternative energy technologies, we have entered into repayable contribution and other R&D arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, we have received $10.9 million of funding toward agreed upon R&D project costs. Pursuant to the agreements, the funding parties have a right to receive as repayment between 0.3% and 4.0% of gross revenues attributable to the commercial exploitation of the associated technologies and, in one case 0.53% of Stuart Energy Systems Corporation’s (“Stuart Energy”) gross business revenues. To date, we have recognized $50.2 million in revenues from these technologies and recorded a repayable amount of $0.3 million. At this time, the amount of further product revenues to be recognized is uncertain and, accordingly no further liabilities for repayment have been accrued. These arrangements expire between September 30, 2006 and March 31, 2016, or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts. The amount of funding available to us under similar arrangements varies from year to year, and although we believe that these agencies and enterprises will continue to support the industry, there is no guarantee of the amount of future funding.

In 1998, Stuart Energy, now a wholly-owned subsidiary of the Corporation, entered into an agreement with Technologies Partnerships Canada (“TPC”), a program of the Ministry of Industry of the Government of Canada to develop and demonstrate Hydrogen Fleet Fuel Appliances. This agreement was amended in 2003 to expand Stuart Energy’s scope of work and resulted in Stuart Energy receiving a total of $5.6 million of funding from TPC. Pursuant to the amended TPC agreement, Stuart Energy undertook to repay $14.2 million (the “Repayable Loan Amount”). The amended agreement requires Stuart Energy to commence making royalty payments against the Repayable Loan Amount on the earlier of Stuart Energy’s revenues reaching C$90.0 million or April 1, 2007 at 0.53% of Stuart Energy’s annual gross business revenues for a period of 12 years or until the Repayable Loan Amount is fully repaid. We are in discussion with TPC regarding Stuart Energy’s obligations to TPC and anticipate that we will enter into an amended agreement with TPC concerning Stuart Energy. As discussions with TPC are ongoing, we are not able to ascertain the exact nature and extent of how payments against the Repayable Loan Amount will be made at this time.

We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are used as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. We are unaware of any actions with respect to these agreements. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We are unaware of any actions with respect to these agreements. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

We do not have any material obligations under forward foreign exchange contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

5   Critical Accounting Policies and Estimates

A description of our accounting estimates that are critical to determining our financial results, and changes to accounting policies.

Our interim consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our interim consolidated financial statements. We have identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 2 of our 2008 annual consolidated financial statements. We believe there have been no significant changes in our critical accounting estimates from what was previously disclosed in our MD&A for the year ended December 31, 2008. These policies are incorporated herein by reference. Preparation of our interim consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary significantly from those estimates.

6   Recent Accounting Pronouncements

A discussion of Canadian generally accepted accounting principle developments that have, will, or might affect the Corporation.

Our accounting policies used to prepare our interim consolidated financial statements for the three and six months ended June 30, 2009 are unchanged from those disclosed in our 2008 annual consolidated financial statements, except that they include the adoption of the standards noted below.

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1582 “Business Combinations,” 1601 “Consolidated Financial Statements” and 1602 “Non-controlling interests.”  These sections replace the former CICA Handbook Sections 1581, “Business Combinations” and 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary.  CICA Handbook Section 1582 is effective for business combinations for which the acquisition date is on/after the beginning of the first annual reporting period beginning on/after January 1, 2011.  CICA Handbook Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011. We are currently assessing the effect these standards may have on our results of operations and consolidated financial position.

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards (“IFRS”) effective January 1, 2011.  The transition from Canadian GAAP to IFRS will be applicable for us for the first quarter of 2011 when we will prepare both the current and comparative financial information using IFRS.  We commenced our IFRS conversion project in 2008.

Our plan incorporates six significant items, as follows: (i) accounting policies, including choices among policies permitted under IFRSs, and implementation decisions such as whether certain changes will be applied on a retrospective or a prospective basis; (ii) information technology and data systems; (iii) internal control over financial reporting; (iv) disclosure controls and procedures, including investor relations and external communications plans; (v) financial reporting expertise, including training requirements; and (vi) business activities, such as foreign currency activities, as well as other matters that may be influenced by Canadian GAAP measures such as debt covenants, capital requirements and compensation arrangements.

In 2009, the Corporation will continue to review remaining standards for application to Hydrogenics, carry out impact assessments and provide targeted training.  The Corporation will also make accounting policy choices and prepare its accounting system accordingly, to enable preparation of its opening financial position under IFRS for 2011.

Although its impact assessment activities are underway and progressing according to plan, continued progress is necessary before the Corporation can prudently increase the specificity of the disclosure of the various IFRSs.

The following changes only apply to note 13 of the interim consolidated financial statements.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS 157 also expands financial statement disclosure requirements about a corporation’s use of fair value measurements, including the effect of such measures on earnings. This standard is effective for fiscal years beginning after November 15, 2007. The Corporation adopted this new guidance effective January 1, 2008. This standard did not change the Corporation’s consolidated financial position, results of operations or cash flows. For non-financial assets and non-financial liabilities, the standard is effective for financial statements issued for fiscal years beginning after November 15, 2008. We adopted this guidance effective January 1, 2009.  The adopted of this guidance did not have a material impact on the Corporation’s results of operations and consolidated financial position.

In December 2007, the FASB issued Statement SFAS No. 141 (revised 2007), “Business Combinations,” which replaces SFAS No. 141. The standard retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition related costs as incurred. SFAS No. 141R is effective for us beginning January 1, 2009 and applies prospectively to business combinations completed on or after this date.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, Subsequent Events, (FAS 165, which is effective for the Corporation for the six months ended June 30, 2009).  FAS165 sets forth the circumstances and the period after the balance sheet date for which an entity should evaluate events for recognition or disclosure in our financial statements.  In addition, FAS 165 identifies the disclosures that an entity should make about such events.  We have adopted this statement for the six months ended June 30, 2009 and have evaluated subsequent events from June 30, 2009 through August 13, 2009 in accordance with the statement.  Adoption of FAS 165 did not have an effect on our results of operations and consolidated financial position.

In April 2009, the FASB issued FSP No. FAS 107-1 and Accounting Principles Board (“APB”) Opinion No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1” and “APB 28-1”). FSP FAS 107-1 and APB 28-1 amend SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” to require disclosures, in its interim reporting periods and in its financial statements for annual reporting periods, regarding the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not on the Corporation’s balance sheet. FSP FAS 107-1 and APB 28-1 also amend FASB APB Opinion No. 28, “Interim Financial Reporting,” to require entities to disclose the methods and significant assumptions used to estimate the fair value of financial instruments and describe changes in methods and significant assumptions, in both interim and annual financial statements. FSP FAS 107-1 and APB 28-1 are effective for interim reporting periods ending after June 15, 2009.  We adopted the disclosures required under this opinion during the six months ended June 30, 2009. While the adoption of FSP FAS 107-1 and APB 28-1 impacts our disclosures, it did not have an impact on our results of operations or financial condition.

We will be adopting the following changes to our accounting policies in the future.

(i)                                  Canadian standards

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations,” 1601 “Consolidated Financial Statements” and 1602 “Non-controlling interests.”  These sections replace the former Handbook Section 1581, “Business Combinations” and Handbook Section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary.  Handbook Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Handbook Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.  We are currently assessing the effect these standards may have on the Corporation’s results of operations and consolidated financial position.

(ii)                              US standards

In June 2009, the FASB issued Statement No.168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162 (“FAS 168”). The Codification will become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. On the effective date of FAS 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the codification will become non-authoritative. FAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. FAS 168 is not expected to have a material impact on the our financial statements.

7   Outlook

The outlook for our business.

Current Market Environment

Recent market events and the resulting tightening of credit have reduced available liquidity and overall economic activity. While governments around the world have taken unprecedented actions to limit the impact of these events, it is still too early to assess the severity and duration of this slowdown. As a global Company, we are subject to the risks arising from adverse changes in global economic conditions. For example, as a result of the recent financial crisis in the credit markets, the direction and relative strength of many economies have become increasingly uncertain. If economic growth in leading economies is slowed, our current or potential customers may delay or reduce purchases. This could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, which could materially and adversely affect our business, results of operations and financial condition.

Over the past few years, the Corporation has taken significant steps to strengthen its operations and financial position to better face a difficult economic situation. On January 5, 2009, in order to try to further streamline operations, the Corporation reduced its headcount by an additional 15% as well as implemented additional cost saving measures in order to maximize the Corporation’s cash resources. We have no funded or secured debt obligations outstanding, and maintain an order backlog of $15.3 million as at June 30, 2009, spread across numerous geographical regions.

In recent months we have witnessed governments in many jurisdictions show a willingness to increase spending on alternative energy projects to stimulate the economy and we believe we are well positioned to benefit from government initiatives in Canada, the European Union and the United States of America, which will positively impact our business. However, as no business is immune to a slowdown in the economy, we have experienced some effects of the recent economic downturn in the first half of 2009.  The Corporation closely monitors its exposure to the following potential risks, which could impact future profitability and cash flows: (i) sustained lower levels of orders, higher cancellation rates or significant delay of orders, any one of which would require production adjustments; and (ii) lower available customer financing, which could affect our customers’ ability to finance their purchases.

Delivery Outlook

We operate in various markets and in this MD&A we define the market in which we have a product offering, as a relevant market.  Our delivery outlook is segmented by relevant market and is subject to a number of factors that are within our control such as product development and market engagement initiatives as well as a number of factors that are beyond our control such as macroeconomic conditions.  As part of our annual business planning cycle, we make a number of assumptions regarding delivery outlook in each of our relevant markets in order to best allocate our resources.

Our delivery expectations for 2009 remain unchanged as outlined in our 2008 Management’s Discussion and Analysis with the exception of Hydrogen Fueling Stations and Motive Power which we now expect that units delivered in 2009 will be lower than in 2008. We caution readers not to place undue reliance on this assessment and refer to our forward-looking statement on page 19 of this MD&A.

In addition, on July 22, 2009, we announced that we has formally notified American Power Conversion Corporation (“APC”) of the termination of the manufacturing and supply agreement (the “Supply Agreement”) dated August 9, 2006 between Hydrogenics and APC.  The Supply Agreement provided that APC would purchase up to 500 HyPM XR 12 kW Fuel Cell Power Modules for integration into APC’s NCPI solutions, specifically its InfraStruXure architecture, over a three year period, subject to the terms of the Supply Agreement. In the notice of termination, we requested a termination payment of approximately US$2.1 million by APC, as determined by a formula in the Supply Agreement based on the number of products for which APC has issued orders and paid for under the Supply Agreement

Proposed Transaction with the trustees of Algonquin Power Income Fund

On June 11, 2009, Hydrogenics and its wholly-owned subsidiary, 7188501 Canada Inc. (“New Hydrogenics”) entered into an agreement (the “Support Agreement”) with the trustees of Algonquin Power Income Fund to implement a non-dilutive financing transaction which will result in gross cash proceeds of approximately C$10.8 million to Hydrogenics. The transaction involves a Plan of Arrangement and exchange offers pursuant to which, among other things, Hydrogenics will offer to acquire all of the issued and outstanding units and convertible debentures of Algonquin Power Income Fund in exchange for new securities of Hydrogenics.

Pursuant to the Plan of Arrangement, Hydrogenics will transfer its business and operations, including substantially all of its assets and liabilities, excluding Hydrogenics’ tax basis, to New Hydrogenics.  New Hydrogenics will have all of the same business assets, liabilities, directors, management and employees as Hydrogenics has currently, except for certain tax attributes that will remain behind, and Hydrogenics shareholders will become shareholders of New Hydrogenics.  Pursuant to the exchange offers, unitholders of Algonquin Power Income Fund will be offered to exchange their units for a new class of common shares of Hydrogenics, and debentureholders of Algonquin Power Income Fund will be offered to exchange their convertible debentures for convertible debentures or new common shares of Hydrogenics, which will result in, among other things, securityholders of Algonquin Power who accept the offers becoming securityholders of Hydrogenics and Algonquin Power Income Fund becoming a subsidiary entity of Hydrogenics.  Upon completion of the Plan of Arrangement, old Hydrogenics will be renamed “Algonquin Power Inc.”, or such other name as determined by the trustees of Algonquin Power Income Fund, and New Hydrogenics will continue the Hydrogenics business as “Hydrogenics Corporation”.

Benefits of the transaction to shareholders of Hydrogenics include an increase to New Hydrogenics’ cash reserves and working capital of approximately C$10.8 million, before any transaction-related expenses, without a dilutive impact on shareholders of Hydrogenics.

Certain risks and uncertainties related to the transaction are described in the “Risk Factors” sections of Hydrogenics’ management proxy circular dated June 25, 2009, and the registration statement on Form F-4 filed on July 13, 2009 with the U.S. Securities and Exchange Commission, which has not yet become effective.

8  Internal Control over Financial Reporting

A statement of responsibilities regarding internal controls over financial reporting.

No changes were made in our internal control over financial reporting during the interim period ended June 30, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

9  Reconciliation and Definition of Non-GAAP Measures

A description, calculation, and reconciliation of certain measures used by management.

Non-GAAP financial measures including Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) and Cash Operating Costs are used by management to provide additional insight into our performance and financial condition. We believe these Non-GAAP measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the interim consolidated financial statements. Accordingly, we are presenting EBITDA and Cash Operating Expenses in this MD&A to enhance the usefulness of our MD&A. In accordance with Canadian Securities Administrators Staff Notice 52-306, we have provided reconciliations of our Non-GAAP financial measures to the most directly comparable Canadian GAAP number, disclosure of the purpose of the Non-GAAP measure, and how the Non-GAAP measure is used in managing the business.

Earnings Before Interest, Taxes, Depreciation and Amortization

We report EBITDA because it is a key measure used by management to evaluate performance of business units, and the Corporation. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Corporation believes EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian GAAP or US GAAP and should not be considered an alternative to Operating income or Net income in measuring the Corporation’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Corporation’s operating performance relative to other companies, investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA as reported by other companies.

The following is a reconciliation of EBITDA with Net loss. EBITDA is regularly reported to the chief operating decision maker and corresponds to the definition used in our historical quarterly discussions.

EBITDA

(in thousands of US dollars)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Net loss	$(6,010)	$(4,319)	$(10,007)	$(8,641)
Amortization of property, plant and equipment	160	250	451	521
Amortization of intangible assets	—	62	—	125
Other expense (income)	340	(1,058)	287	(978)
Current income tax expense (recovery)	—	(1)	—	(1)
EBITDA	$(5,510)	$(5,066)	$(9,269)	$(8,974)

Cash Operating Costs

We report Cash Operating Costs because it is a key measure used by management to measure the fixed operating costs required to operate the ongoing business units of the Corporation. The Corporation believes Cash Operating Costs is a useful measure in assessing our fixed operating costs.

Cash Operating Costs are not based on Canadian GAAP or US GAAP and should not be considered an alternative to loss from operations in measuring the Corporation’s performance, nor should it be used as an exclusive measure of our operating costs because it does not consider certain stock-based compensation expenses which are disclosed in the Consolidated Statements of Operations. Investors should carefully consider the specific items included in our computation of Cash Operating Costs. While Cash Operating Costs were disclosed herein to permit a more complete comparative analysis of the Corporation’s cost structure relative to other companies, investors should be cautioned that Cash Operating Costs as reported by us may not be comparable in all instances to Cash Operating Costs as reported by other companies.

The following is a reconciliation of Cash Operating Costs with Loss from Operations. Cash Operating Costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions.

Cash Operating Costs

(in thousands of US dollars)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Loss from operations	$(5,670)	$(5,378)	$(9,720)	$(9,620)
Less: Gross margin	857	1,973	2,488	3,838
Less: Stock-based compensation	120	175	210	411
Less: Amortization of property, plant and equipment	160	250	451	521
Less: Amortization of intangible assets	—	62	—	125
Cash Operating Costs	$6,247	$6,864	$11,547	$12,401

10  Risk Factors and Forward-looking Statements

Risk Factors and caution regarding forward-looking statements.

Certain statements contained in the “Liquidity and Capital Resources,” “Recent Accounting Pronouncements,” “Outlook,” and “Risk Factors and Forward-looking Statements,” sections of this MD&A constitute forward-looking statements and other statements concerning our objectives and strategies and management’s beliefs, plans, estimates and intentions about our future results, levels of activity, performance, goals or achievements and other future events. In some cases, you can identify these forward-looking statements by our use of words such as “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “seeks,” “may,” “plans,” “potential,” “predicts,” “should,” “strategy” or “will,” or the negative or other variations of these words, or other comparable words or phrases. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee future results, levels of activity, performance, goals or achievements or other future events. Our ability to successfully execute our business plan, which includes an increase in revenue, and obtaining additional funding from potential investors or through non-traditional sources of financing and actively managing our liquidity will have a direct impact on our business, results of operations and financial condition, and if we are not successful will exacerbate other risks and uncertainties. In addition, the failure to maintain the listing requirements of NASDAQ could adversely affect our common share price and ability to raise additional funds. Forward-looking statements are subject to many risks and uncertainties that could cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks and uncertainties include, but are not limited to: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a sustained or broad economic recession, and its impact on our business, results of operations and financial condition, those set forth below, as well as others set forth in the “Risk Factors” and  “Forward-looking Statements” sections of our annual report for the year ended December 31, 2008 filed with the US Securities and Exchange Commission and Canadian securities regulatory authorities. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements. You should not place undue reliance on forward-looking statements.

The purpose of forward-looking statements is to provide the reader with a description of management’s expectations regarding the Corporation’s financial performance for the three and six months ended June 30, 2009 and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable law. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

Risk Factors Related to Our Financial Condition

If we are unsuccessful in increasing our revenues or raising additional funding, we may possibly cease to continue as we currently do.

Although our interim consolidated financial statements for the three and six months ended June 30, 2009 have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, our ability to continue as a going concern is dependent on the successful execution of the Corporation’s business plan, which includes an increase in revenue and additional funding to be provided by potential investors as well as non-traditional sources of financing.

We have sustained losses and negative cash flows from operations since our inception. We expect that this will continue throughout 2009. If we do not raise additional capital before 2010, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due.

Additional funding may be in the form of debt or equity or a hybrid instrument depending on the needs of the investor. Given the prevailing global economic and credit market conditions, we may not be able to raise additional cash resources through these traditional sources of financing. Although we are also pursuing non-traditional sources of financing, including having entered into an agreement with the trustees of Algonquin Power Income Fund which is anticipated to generate approximately C$10.8 million of gross proceeds, the global credit market crisis has also adversely affected the ability of potential parties to pursue such transactions. We do not believe the ability to access capital markets or these adverse conditions are likely to improve significantly in the near future. Accordingly, we may have to pursue a combination of operating and related initiatives, such as further restructurings and/or asset sales.

There can be no assurances we will achieve profitability or positive cash flows or be able to obtain additional funding or that the transaction with the trustees of Algonquin Power Income Fund will be completed or, if obtained, it will be sufficient, or whether any other initiatives will be successful, such that we may continue as a going concern.  There are material uncertainties related to certain adverse conditions and events that cast significant doubt on the validity of these assumptions.

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute the Corporation’s business plan, and result in our reducing or eliminating product development and commercialization efforts, reduce our sales and marketing efforts, and have to forego attractive business opportunities.

At June 30, 2009 we had approximately $11.9 million of cash and cash equivalents and restricted cash. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance of new products. Due to these and other factors, many of which are outside our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

If we are unable to generate sufficient cash flows or obtain adequate additional financing, which given the current global economy and credit markets is challenging, we may be unable to respond to the actions of our competitors or we may be prevented from executing the Corporation’s business plan, or conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

A sustained and broad economic recession could continue to have a negative impact on our business, results of operations and financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.

Macro-level changes in the global economy began to affect our business in the fourth quarter of 2008. Operationally, we experienced a delay in closing orders. Financially, we experienced more challenging conditions as a result of weaker capital markets worldwide and anticipate this may adversely alter our ability to raise capital on favourable terms and could change the terms of our credit facility.

The condition of the current global economy and credit markets affects our outlook in two primary ways.

First, our products depend, to some degree, on general world economic conditions and activity. If the current condition of the economy results in a sustained broad economic recession, demand for our products is likely to decline. Secondly, the current economic and credit climate could adversely affect our ability to conduct normal day-to-day selling activities, which depend on the granting of short-term credit to a wide variety of purchasers and particularly the corresponding need of those purchasers to finance purchases by accessing credit. Our business is dependent on purchasers of our products having access to adequate levels of credit. If the current condition of the economy is not resolved in a manner that will provide access to credit to potential purchasers of our products, our business will likely suffer as a result.

With a sustained or expanding economic downturn, we expect we will continue to experience significant difficulties on a number of fronts, depending on the duration and severity of these events. As a result, we may face new risks as yet unidentified, and a number of risks that we ordinarily face and that are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to foreign exchange impacts, and an inability to access capital markets. The financial crisis and economic downturn will also reduce our ability to accurately forecast our performance, results or cash position.

We have a limited operating history, and because our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.

We commenced operations of our fuel cell test business in 1996 and since that time we have been engaged principally in the manufacture and sale of fuel cell test and diagnostic equipment, the provision of related engineering and testing services, and research and product development relating to fuel cell systems and subsystems. For the three months ended June 30, 2009, we derived $3.8 million or 69% of revenues from our sales of hydrogen generation products and services and $1.7 million, or 31%, of our revenues from sales of power products and services. For the six months ended June 30, 2009, we derived $7.6 million or 69% of revenues from our sales of hydrogen generation products and services and $3.4 million, or 31%, of our revenues from sales of power products and services. For the year ended December 31, 2008, we derived $31.2 million, or 79%, of revenues from our sales of hydrogen generation products and services, $5.6 million, or 15%, of our revenues from sales of power products and services, and $2.5 million, or 6%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2007, we derived $19.6 million, or 52%, of revenues from our sales of hydrogen generation products and services, $6.1 million, or 16%, of our revenues from sales of power products and services, and $12.3 million, or 32%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2006, we derived $12.0 million, or 40%, of our revenues from sales of hydrogen generation products and services, $7.0 million, or 23%, of our revenues from sales of power products and services, and $11.1 million, or 37%, of our revenues from sales of fuel cell test equipment and services. On November 7, 2007, we announced our decision to commence an orderly windup of our fuel cell test products design, development and manufacturing business, which is anticipated to take up to two years to complete. Our current business strategy is to develop, manufacture and sell fuel cell power products in larger quantities. In addition, following our acquisition of Stuart Energy in January 2005, a significant part of our business now relates to hydrogen generation products. Because we have made limited sales of fuel cell power products to date and have added a new revenue stream with our hydrogen generation business, our historical operating data may be of limited value in evaluating our future prospects.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy, and the price of our common shares may decline.

We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred net losses for the three and six months ended June 30, 2009 of $6.0 million and $10.0 million respectively, a net loss of $14.2 million for the year ended December 31, 2008, a net loss of $28.1 million for the year ended December 31, 2007, and a net loss of $130.8 million for the year ended December 31, 2006. Our accumulated deficit as at June 30, 2009 was $301.4 million, and at December 31, 2008 was $291.4 million, as at December 31, 2007 was $277.1 million and as at December 31, 2006 was $249 million.

We expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2009 and 2010, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy, and the price of our common shares may decline.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors, and cause the price of our common shares to decline.

Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Our products are highly engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span many quarterly periods. In many cases, a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services. This can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into test arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals. This may delay a decision to purchase our products.

The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter. We may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet the expectations of securities analysts and investors, and the price of our common shares may decline.

We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, financial condition and results of operations.

To date, a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 65% and 42% of revenues for the three and six months ended June 30, 2009, 35% of our revenues for the year ended December 31, 2008, 26% of our revenues for the year ended December 31, 2007 and 31% of our revenues for the year ended December 31, 2006. The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase-order basis. We cannot be certain that customers who have accounted for significant revenue in past periods will continue to purchase our products and generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, financial condition and results of operations could be materially adversely affected.

Our operating results may be subject to currency fluctuation.

Our monetary assets and liabilities denominated in currencies other than the US dollar will give rise to a foreign currency gain or loss reflected in earnings. To the extent that the Canadian dollar or the euro strengthens against the US dollar, we may incur net foreign exchange losses on our net monetary asset balance, which is denominated in those currencies. Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price.

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros. However, a significant part of our revenues are currently generated in US dollars and euros, and we expect this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or US dollars into euros. The exchange rates between the Canadian dollar, the US dollar and the euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the US dollar weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. We currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and euros.

Our insurance may not be sufficient.

We carry insurance we consider adequate considering the nature of the risks and costs of coverage. We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world. We are not fully insured against all possible risks, nor are all such risks insurable. Thus, although we maintain insurance coverage, such coverage may not be adequate.

Certain external factors may affect the value of identifiable intangible assets and goodwill, which may require us to recognize an impairment charge.

Identifiable intangible assets and goodwill arising from our acquisition of Stuart Energy in 2005 comprise approximately 14.5% of our total assets as at June 30, 2009, 10.6% of our total assets as at December 31, 2008 and 8% of our total assets as at December 31, 2007. Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of identifiable intangible assets and goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge. This would reduce our reported assets and earnings in the year the impairment charge is recognized.